Drimex Inc.
311 S Division Street
Carson City, Nevada 89703-4202

April 22, 2013

United States
Securities and Exchange Commission
Washington, DC 20549

DrimexInc. - Registration Statement on Form S-1
File No. 333-186510

Dear: Justin Dobbie

In response to your letter dated March 7, 2013 which included comments regarding our registration statement, we have prepared the following responses:

GENERAL

COMMENT: 1

IT APPEARS FROM YOUR DISCLOSURE THAT YOU MAY BE A SHELL COMPANY PURSUANT TO RULE 405 OF THE SECURITIES ACT. PLEASE REVISE TO DISCLOSE YOUR STATUS AS A SHELL COMPANY OR ADVISE.

Response: The Registrant does not believe that it is a shell company under Rule 405 of Regulation C. Rule 405 of Regulation C defines a shell company as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

The Registrant does not believe that it can be classified as a shell company because of the following activities it has undertaking: From inception, the Registrant's management has devoted a significant amount of time to the development of the Registrant's business. In furtherance of the Registrant's planned business, the Registrant's management developed a business plan, investigated the demand for online translations services, executed agreement with a shipping company as stated in the S-1. Also, the registrant generated $2000 revenue from services. Having undertaking the above activities, the Registrant does not believe that it can be classified as having "no or nominal operations" and therefore does not classify itself as a shell company.

COMMENT: 2

YOUR DISCLOSURE IN THE USE OF PROCEEDS AND PLAN OF OPERATION SECTIONS SUGGEST THAT IF YOU RAISE $25,000 IN OFFERING PROCEEDS YOU WILL STILL BE ABLE TO EXECUTE YOUR BUSINESS PLAN BUT MAY NOT HAVE CASH TO USE TOWARDS VEHICLE PURCHASES AT AUCTIONS. DESPITE THIS YOU REFER THROUGHOUT THE PROSPECTUS TO ENGAGING IN THE
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BUSINESS OF "RESELLING" ITEMS FROM AUCTIONS. PLEASE REVISE THROUGHOUT TO CLARIFY
THIS DISCLOSURE BY ADDRESSING THE FOLLOWING:

* THROUGHOUT THE PROSPECTUS PLEASE CLARIFY REFERENCES TO "RESELLING" VEHICLES TO DIFFERENTIATE BETWEEN ITEMS YOU WILL PURCHASE FOR INVENTORY AND ITEMS YOU ARE HELPING CUSTOMERS OBTAIN THROUGH THE AUCTION PROCESS. PLEASE NOTE THAT IN REFERRING TO TRANSACTIONS WHERE YOU DO NOT OWN AN ITEM THE WORD "SELL" OR "RESELL" MAY NOT BE APPROPRIATE.

* WITH RESPECT TO OBTAINING AUCTION ITEMS FOR CUSTOMERS, PLEASE REVISE YOUR DESCRIPTION OF BUSINESS SECTION TO FURTHER EXPLAIN HOW YOU WILL DO SO. EXPLAIN WHETHER AT ANY POINT YOUR OWN FUNDS WILL BE USED OR WHETHER ONLY CUSTOMER FUNDS WILL BE USED. EXPLAIN WHETHER AT ANY POINT YOU WILL OWN THESE ITEMS OR TITLE WILL BE IN YOUR NAME.

* IF YOU WILL NEED YOUR OWN MONEY TO OBTAIN ITEMS FOR CUSTOMERS THROUGH AUCTIONS THEN PLEASE REVISE YOUR USE OF PROCEEDS AND PLAN OF OPERATION SECTIONS TO EXPLAIN HOW YOU WILL BE ABLE TO EXECUTE YOUR BUSINESS PLAN IF YOU ONLY RAISE $25,000 IN PROCEEDS.

Response:

We have revised throughout the prospectus to clarify references to "reselling" vehicles to differentiate between items we will purchase for inventory and items we are helping customers obtain through the auction process.

We have revised our Description of Business section to further explain how we will obtain auctions items for customers as follows:

We will help our customers obtain registration at the US based auctions. Customer will get auction item titled on his/her name. We are not going to use our own funds when helping customers obtain items from auctions. Our customers will be required to use their own funds to purchase the auction items.

COMMENT: 3

PLEASE REVISE STATEMENTS THROUGHOUT THAT MR. NEDRYGAYLO HAS VERBALLY OR INFORMALLY "AGREED" TO LOAN YOU FUNDS GIVEN THAT HE HAS NO LEGAL OBLIGATION TO LOAN YOU FUNDS. IF HE HAS STATED, AS YOU INDICATE ON PAGE 16, THAT HE "MAY BE WILLING" TO LOAN YOU MONEY, PLEASE REVISE TO SO STATE.

Response: We have revised statements throughout that Mr. Nedrygaylo "may be willing" to loan money to us.

COMMENT: 4

PLEASE SUPPLEMENTALLY PROVIDE US WITH COPIES OF ALL WRITTEN COMMUNICATIONS, AS DEFINED IN RULE 405 UNDER THE SECURITIES ACT, THAT YOU, OR ANYONE AUTHORIZED TO DO SO ON YOUR BEHALF, PRESENT TO POTENTIAL INVESTORS IN RELIANCE ON SECTION 5(D) OF THE SECURITIES ACT, WHETHER OR NOT THEY RETAIN COPIES OF THE COMMUNICATIONS. SIMILARLY, PLEASE SUPPLEMENTALLY PROVIDE US WITH ANY RESEARCH REPORTS ABOUT YOU THAT ARE PUBLISHED OR DISTRIBUTED IN RELIANCE UPON SECTION 2(A)(3) OF THE SECURITIES ACT OF 1933 ADDED BY SECTION 105(A) OF THE JUMPSTART OUR BUSINESS

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STARTUPS ACT BY ANY BROKER OR DEALER THAT IS PARTICIPATING OR WILL PARTICIPATE
IN YOUR OFFERING.

Response: We have noted this comment and have not published, distributed any written communications, research reports to any potential investors, and have no broker dealers participating in the offering.

COMMENT: 5

WE NOTE IN YOUR ARTICLES OF INCORPORATION THAT THE ADDRESS PROVIDED FOR MR. NEDRYGAYLO IS IN THE RUSSIAN FEDERATION. TO THE EXTENT THAT YOU WILL NOT HAVE ANYONE LOCATED WITHIN THE US TO RUN YOUR BUSINESS, PLEASE EXPLAIN HOW YOU WILL BE ABLE TO EXECUTE YOUR PLAN OF OPERATION. PLEASE DISCUSS, IN PARTICULAR, HOW YOU WILL MANAGE YOUR INVENTORY AND ALL OTHER PHYSICAL ASPECTS OF YOUR BUSINESS THAT WILL BE LOCATED IN THE US.

Response: We have revised as follows: We plan to lease space from shipping companies in the US. We will contract these companies to handle the physical aspects of our business such as handling and shipping our inventory.

COMMENT: 6

WE NOTE THAT THE OFFERING MAY LAST FOR UP TO 18 MONTHS. PLEASE CONFIRM YOUR UNDERSTANDING THAT YOU WILL BE REQUIRED TO FILE A POST-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT TO INCLUDE ANY PROSPECTUS REQUIRED BY SECTION 10(A)(3) OF THE SECURITIES ACT, TO DISCLOSE ANY FUNDAMENTAL CHANGE TO THE INFORMATION IN THE PROSPECTUS AND TO DISCLOSE ANY MATERIAL CHANGES TO THE PLAN OF DISTRIBUTION.

Response: We agree and acknowledge that we will be required to file a post-effective amendment to the registration statement to include any prospectus required by Section 10(a)(3) of the Securities Act, to disclose any fundamental change to the information in the prospectus and to disclose any material changes to the plan of distribution.

REGISTRATION STATEMENT COVER PAGE

COMMENT: 7

PLEASE REVISE TO DISCLOSE THE NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF YOUR AGENT FOR SERVICE.

Response: We have revised to disclose the name, address, including zip code, and telephone number, including area code, of our agent for service.

COMMENT: 8

THE CARSON CITY ADDRESS YOU DISCLOSE ON THE COVER PAGE AS WELL AS A NUMBER OF PLACES THROUGHOUT THE PROSPECTUS APPEARS TO BE THE ADDRESS FOR THE CORPORATION TRUST COMPANY. PLEASE EXPLAIN HOW THIS IS ALSO THE ADDRESS FOR YOUR PRINCIPAL

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EXECUTIVE OFFICE. TO THE EXTENT YOU HAVE NO EXECUTIVE OFFICES AT THIS POINT,
PLEASE REVISE THROUGHOUT TO CLARIFY.

Response: We do not have any relationship or knowledge of The Corporation Trust Company. It is likely that this company used this address previously.

We have revised to clarify:

We do not have a physical executive office at this time. Our Carson City address was provided to us by Business Filings Incorporated.

OUTSIDE COVER PAGE OF THE PROSPECTUS

COMMENT: 9

PLEASE REVISE THE SECOND PARAGRAPH TO CLEARLY DISCLOSE THE AMOUNT OF OFFERING COSTS AND THE MAXIMUM NET PROCEEDS TO YOU.

Response: We have added following table to clearly disclose the amount of offering costs and the maximum net proceeds to you. Please note that offering costs will be paid for by the time we raise funds and we will not use proceeds to pay for them.

Title of Securities      Number of         Offering Price       Maximum Offering
to be Offered         Offered Shares          Per Share             Proceeds
-------------         --------------          ---------             --------

Common Stock        5,000,000 (100% of         $0.02                $100,000
                    offered shares)

Common Stock        3,750,000 (75% of          $0.02                $ 75,000
                    offered shares)

Common Stock        2,500,000 (50% of          $0.02                $ 50,000
                    offered shares)

Common Stock        1,250,000 (25% of          $0.02                $ 25,000
                    offered shares)

PROSPECTUS SUMMARY, PAGE 3

COMMENT: 10

WITH A VIEW TO REVISED DISCLOSURE PLEASE TELL US WHY YOU REFER TO "POWER SPORT INC" IN THE FIRST PARAGRAPH.

Response: We have deleted "Power Sport Inc" from our prospectus.

COMMENT: 11

WE NOTE THAT YOU HAD $5,068 CASH ON HAND AT DECEMBER 31, 2012 AND THAT YOUR OFFERING EXPENSES ARE $9,000. PLEASE REVISE TO STATE YOUR CURRENT BURN RATE RESULTING FROM OFFERING EXPENSES OR ANY OTHER EXPENSES AND THE DATE YOU WILL RUN OUT OF FUNDS WITHOUT THE ADDITION OF CAPITAL.

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Response: We have revised to state our current burn rate: Our current monthly burn rate based on our last quarter.(quarter ending in March, currently being reviewed by our auditor) is $2,133. We estimated it by dividing quarterly expenses by three.

COMMENT 12

PLEASE REVISE TO INCLUDE A BRIEF SUMMARY OF YOUR PLAN OF OPERATION INCLUDING TIMELINE AND COSTS. IN DESCRIBING THE TIMELINE PLEASE EXPLAIN, IF TRUE, THAT YOU WILL NOT BEGIN TO EXECUTE YOUR PLAN OF OPERATION UNTIL THE OFFERING PERIOD IS COMPLETE WHICH MAY BE A YEAR OR MORE.

Response: We have revised to include a brief summary of our Plan of Operation as follows:

To implement our plan of operations ($16,000) and pay ongoing legal fee associated with this offering ($9,000) we require a minimum of $25,000 for the next twelve months as described in our Plan of Operations. We will not begin to execute our plan of operation until the offering period is complete which may be a year or more.

COMMENT:13

PLEASE REVISE YOUR THIRD PARAGRAPH TO MORE CLEARLY DESCRIBE YOUR PLANNED BUSINESS. BRIEFLY EXPLAIN HOW YOU WILL BE INVOLVED IN AUCTIONS AND THAT YOU MAY OBTAIN INVENTORY FOR LATER RESALE.

Response: We have revised third paragraph as follows:

Drimex Inc. started operations in the power sports business on August 10, 2012. We plan to help customers to obtain power sports vehicles through the auction process, help with shipping and delivery. Also we may obtain inventory of power sports vehicles, parts and accessories from USA auctions and resell them worldwide. Our power sports inventory will include but not limited to motorcycles, all-terrain vehicles (ATV), snowmobiles, Utility Terrain Vehicle
(UTV), etc.

COMMENT: 14

YOU STATE IN THE THIRD PARAGRAPH THAT YOU STARTED OPERATIONS ON NOVEMBER 29, 2010. ELSEWHERE, HOWEVER, YOU STATE THAT YOU WERE INCORPORATED ON AUGUST 10, 2012. PLEASE REVISE TO ELIMINATE THE INCONSISTENCY.

Response: We have eliminated the inconsistency.

COMMENT: 15

YOU STATE HERE THAT YOU INTEND TO SELL "WORLDWIDE." PLEASE REVISE TO CLARIFY THAT YOU ONLY HAVE A EUROPEAN SHIPPING AGREEMENT IN PLACE.

Response: We have revised that we intent to sell "worldwide" and we have only European shipping agreement in place.

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COMMENT: 16

PLEASE REVISE THE STATEMENT "WE WILL MAKE PROFIT" IN THE FIFTH PARAGRAPH TO CLARIFY, IF TRUE, THAT YOU MEAN YOU MAY MAKE REVENUE.

Response: We have revised to clarify that we may make revenue.

RISK FACTORS, PAGE 5

COMMENT: 17

PLEASE PROVIDE A SEPARATE RISK FACTOR ADDRESSING HOW BLUE SKY LAWS MAY MAKE IT DIFFICULT FOR PURCHASERS TO SELL THEIR SHARES.

Response: We have provided a separate risk factor addressing how Blue Sky laws may make it difficult for purchasers to sell our shares.

COMMENT: 18

TO THE EXTENT YOU WILL BE REQUIRED TO USE YOUR OWN FUNDS TO PURCHASE VEHICLES AT AUCTION ON BEHALF OF YOUR CUSTOMERS, PLEASE PROVIDE A RISK FACTOR ADDRESSING THE RISK OF LOSS IF YOUR CUSTOMERS FAIL TO PAY THE BALANCE OWED TO YOU.

Response: We do not plan to use our own funds to purchase vehicles at auction on behalf of our customers.

AS AN "EMERGING GROWTH COMPANY," PAGE 7

COMMENT: 19

PLEASE REVISE THE THIRD BULLET POINT TO STATE THAT YOU WILL NOT BE REQUIRED TO SEEK SHAREHOLDER APPROVAL OF GOLDEN PARACHUTE COMPENSATION.

Response: We have revised the third bullet point to state that we will not be required to seek shareholder approval of golden parachute compensation.

USE OF PROCEEDS, PAGE 12

COMMENT: 20

PLEASE REVISE TO SEPARATELY IDENTIFY THE LEGAL AND PROFESSIONAL FEES YOU WILL INCUR IN CONNECTION WITH THE OFFERING AND THOSE FEES YOU WILL INCUR AS A REPORTING COMPANY. IN SOME INSTANCES IN THE PROSPECTUS, YOU STATE THAT THE OFFERING FEES WILL BE $9,000. ELSEWHERE, YOU STATE THAT THE OFFERING FEES AND THE REPORTING COMPANY FEES WILL BE $9,000. PLEASE RECONCILE THIS INCONSISTENCY.

Response: We identified these fees separately on page 12. Note that the offering fees and yearly ongoing fees coincidently are of the same magnitude.

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MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 13

PLAN OF OPERATION, PAGE 13

COMMENT: 21

PLEASE REVISE THE STATEMENT "FOLLOWING THE COMPLETION" IN THE FIFTH PARAGRAPH TO STATE, IF TRUE, THAT YOU MEAN FOLLOWING THE COMPLETION OF THE OFFERING PERIOD WHICH MAY LAST FOR A YEAR OR A YEAR AND A HALF IF YOU EXTEND IT.

Response: We have revise the statement "following the completion" in the fifth paragraph to state that we mean following the completion of the offering period which may last for a year or a year and a half if we extend it.

START TO DEVELOP COMPANY WEBSITE, PAGE 14

COMMENT: 22

WE NOTE YOUR STATEMENT HERE THAT YOU WILL REQUIRE A 20% DEPOSIT. WE NOTE A STATEMENT IN THE DESCRIPTION OF BUSINESS SECTION ON PAGE 18 THAT THE MINIMUM DEPOSIT WILL BE $1000. PLEASE REVISE IN BOTH PLACES TO EXPLAIN CONSISTENTLY WHAT DEPOSIT WILL BE REQUIRED.

Response: We have revised in both places to explain consistently what deposit will be required as follows: We will require deposit prior of the bidding of 20% of the bid on price of the vehicle. The minimum deposit on each vehicle is $1,000 USD.

COMMENT: 23

PLEASE REVISE TO CLARIFY WHAT YOU MEAN BY THE STATEMENT "[O]UR SERVICE FOR S[H]IPPING AND DELIVERY WILL BE 10-20% OF THE INVOICE WE HAVE FROM SHIPPING COMPANIES." IF YOU ARE REFERRING TO A FEE PLEASE REVISE TO STATE.

Response: We have revised to state that our fee for shipping and delivery will be 10-20% of the invoice we have from shipping companies.

RENT WAREHOUSE OR OFFICE, PAGE 14

COMMENT: 24

YOU STATE THAT YOU MAY RENT A SMALL WAREHOUSE CLOSE TO PORTS IN NEW JERSEY. YOU DO NOT DISCLOSE, HOWEVER, WHERE YOU WILL HAVE OFFICES OR FROM WHERE YOU WILL OPERATE YOUR BUSINESS. PLEASE REVISE ACCORDINGLY.

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Response: We have added following disclosure:

We will rent a small warehouse and office from where we will operate our business.

PROJECTED REVENUE, PAGE 15

COMMENT: 25

YOU STATE THAT YOU HOPE TO MAKE A 20-30% PROFIT ON YOUR OWN INVENTORY. PLEASE DISCLOSE HOW MUCH YOU WILL HAVE TO MARK UP THE VEHICLES YOU PURCHASE TO MAKE THIS LEVEL OF PROFIT, TAKING INTO ACCOUNT THE ASSOCIATED EXPENSES. PLEASE ALSO PROVIDE US WITH THE BASIS FOR YOUR BELIEF THAT SUCH A LEVEL OF PROFITABILITY IS REASONABLE TO EXPECT.

Response: We have revised our disclosure as following:
We will display our inventory on our website. We plan to offer our inventory at price marked-up 20% to 30% of our cost. Our cost will include the price of the power sport vehicle plus associated expenses such as shipping and handling expenses. Mr. Nedrygaylo based his profit expectation on more than 20 years of experience in auto and motor bike and customer service.

DESCRIPTION OF BUSINESS, PAGE 18

COMMENT: 26

PLEASE REFER TO THE STATEMENT IN THE FIRST PARAGRAPH THAT "ANY VEHICLE PURCHASED THROUGH OUR WEBSITE MUST BE EXPORTED OUT OF USA AND CAN NOT BE RESOLD IN USA." WITH A VIEW TO REVISED DISCLOSURE PLEASE TELL US WHY THIS IS THE CASE.

Response: We have removed statement in the first paragraph that "any vehicle purchased through our website must be exported out of USA and can not be resold in USA.

COMMENT: 27

PLEASE REVISE THIS SECTION TO USE THE FUTURE TENSE AS THIS DISCLOSURE REFLECTS YOUR ASPIRATIONS. WE NOTE FOR EXAMPLE "CAN BE TRACED" IN THE SECOND PARAGRAPH AND "[C]USTOMERS CAN CHOOSE" IN THE FOURTH PARAGRAPH.

Response: We have revised to use the future tense in our disclosures

COMMENT: 28

PLEASE REVISE THE THIRD PARAGRAPH TO FURTHER EXPLAIN WHAT YOU ARE SAYING REGARDING CAR SHIPPING AND CAR DELIVERY. ARE YOU REFERRING TO AUTOMOBILES RATHER THAN POWER SPORT VEHICLES? ARE YOU REFERRING TO SHIPMENTS WITHIN THE US?

Response: We have revised as follows:

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We are going to have contract with car shipping companies for power sport vehicles shipment within the US from the point of auction to US ports.

COMMENT: 29

IN THIS REGARD PLEASE REVISE TO EXPLAIN HOW YOU WILL SHIP THE VEHICLES WITHIN THE US FROM THE POINT OF AUCTION TO US PORTS. IF APPLICABLE, PLEASE ALSO PROVIDE A RISK FACTOR STATING WHETHER YOU MAY BEAR THE RISK OF LOSS DURING SHIPMENT OF VEHICLES WITHIN THE US FROM THE POINT OF AUCTION TO DELIVERY TO US PORT.

Response: We have revised to explain as follows:

We are going to find vehicles carrier for shipping within the US using Internet search. We will choose carrier with lowest rate and shortest time delivery of the vehicles.

We will work only with insured carrier for our shipping. Insurance company will compensate the loss and damage during shipment of vehicles within the US from the point of auction to delivery to US port.

COMMENT: 30

PLEASE REMOVE THE STATEMENT REGARDING A "LOW FLAT FEE" TO INSTEAD STATE THE FEE.

Response: We have removed the statement regarding a "low flat fee".

AGREEMENT WITH ANCHOR FREIGHT SERVICES, INC., PAGE 18

COMMENT: 31

PLEASE REVISE THE FIRST SENTENCE TO STATE THE DATE WHEN THE "12 MONTHS" BEGAN.

Response: We have revised the first sentence to state: The agreement is valid for a period of 12 months (10th day October 2012 to 10th day October 2013).

GOVERNMENT REGULATION, PAGE 19

COMMENT: 32

PLEASE REVISE THIS SECTION TO DESCRIBE ALL OF THE MATERIAL REGULATIONS TO WHICH YOU WILL BE SUBJECT. PLEASE ALSO INCLUDE APPROPRIATE RISK FACTOR DISCLOSE REGARDING THE EFFECTS OF THESE REGULATIONS ON YOUR BUSINESS, AS APPLICABLE.

Response: We have revised Government Regulation section as follows:

We will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the shipping requirements. We are in business of reselling and shipping motorcycles, all-terrain vehicles

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(ATV), snowmobiles, Utility Terrain Vehicle (UTV), power sports accessories from
USA suppliers to worldwide.

Currently we are not subject to any government approval of principal product or services. We may fall under international regulation of packing, labeling, documentation, and insurance requirements. A Shipper's Export Declaration (SED) is used to control exports and act as a source document for official U.S. export statistics. SEDs must be prepared for shipments through the U.S. Postal Service when the shipment is valued over $500. We are subject to federal and state consumer protection laws, including laws protecting the privacy of customer non-public information and regulations prohibiting unfair and deceptive trade practices.

Also we have added following risk factor:

As we planning to sell our services via our website we will be subject to state, federal and international laws and regulations applicable to online commerce, including user privacy policies, product pricing policies, Web site content and general consumer protection laws. Laws and regulations have been adopted, and may be adopted in the future, that address Internet-related issues, including online content, privacy, online marketing, unsolicited commercial email, taxation, pricing and quality of products and services. Some of these laws and regulations, particularly those that relate specifically to the Internet, were adopted relatively recently and their scope and application may still be subject to uncertainties. Interpretations of these laws, as well as any new or revised law or regulation, which could decrease demand for our services, increase our cost of doing business, result in liabilities for us, restrict our operations or otherwise cause our business to suffer. Our failure, or the failure of our business partners, to accurately anticipate the application of these laws and regulations, or to comply with such laws and regulations, could create liability for us, result in adverse publicity and negatively affect our business.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTER AND CONTROL PERSONS, PAGE 19

COMMENT: 33

YOU STATE THAT MR. NEDRYGAYLO WILL DEVOTE APPROXIMATELY 20 HOURS PER WEEK TO YOUR OPERATIONS. PLEASE IDENTIFY THE OTHER BUSINESS ACTIVITIES TO WHICH HE WILL DEVOTE THE REMAINDER OF HIS TIME.

Response: We have added following disclosure:
Mr. Nedrygaylo devotes the remainder of his time as consultant of buying cars from Europe and North America and provides consulting services for shipping cars to Russian Federation.

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PLAN OF DISTRIBUTION, PAGE 22

STATE SECURITIES - BLUE SKY LAWS, PAGE 23

COMMENT: 34

WE NOTE THE STATEMENT IN THE FIRST PARAGRAPH THAT "THE SECURITIES REGISTERED HEREUNDER HAVE NOT BEEN REGISTERED FOR RESALE UNDER THE BLUE SKY LAWS OF ANY STATE" AND A SIMILAR STATEMENT IN THE PARAGRAPH ABOVE. WE ALSO NOTE THE STATEMENT "THE SECURITIES WILL BE OFFERED OR SOLD IN THOSE [STATES] ONLY IF THEY HAVE BEEN REGISTERED..." IN THE FOURTH PARAGRAPH ON PAGE 23 AND THE FIRST FULL PARAGRAPH ON PAGE 24. PLEASE REVISE TO CLARIFY WHETHER YOU INTEND TO SEEK REGISTRATION FOR RESALE UNDER ANY BLUE SKY LAWS.

Response: We have deleted "the securities will be offered or sold in those states only if they have been registered..." since we do not plan to sell our securities in the United States.

EXHIBITS, PAGE II-1

COMMENT: 35.

PLEASE FILE A COPY OF THE SUBSCRIPTION AGREEMENT AS AN EXHIBIT TO THE REGISTRATION STATEMENT.

Response: We filed a copy of the subscription agreement as an exhibit to the registration statement

Please direct any further comments or questions you may have to the company's attorney:

David Lubin & Associates, PLLC
10 Union Avenue, Suite 5
Lynbrook, NY 11563

Tel: (516) 887-8200, Fax: (516) 887-8250

Thank you.
Sincerely,


/s/ Vladimir Nedrygaylo
---------------------------------
Vladimir Nedrygaylo

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